Exhibit (a)(4)

REMINDER COMMUNICATION TO CERTAIN SHAREHOLDERS

DICON FIBEROPTICS, INC.

Dear Shareholders of DiCon Fiberoptics, Inc.:

The DiCon Tender Offer is currently underway and will end on May 22, 2006 at 9:00 p.m. Pacific (California) Time, unless the offer is extended.

If you wish to participate in the DiCon Tender Offer you must submit (and we must receive) from you at any time before 9:00 p.m. Pacific (California) Time on May 22, 2006,

1. a Letter of Transmittal completed according to its instructions, and deliver it, together with any other documents required by the Letter of Transmittal, to Jean Lin, Stock Administrator by facsimile at 510-620-4100, or

2. a Letter of Transmittal completed according to its instructions, and deliver it, together with any other documents required by the Letter of Transmittal, through interoffice mail, regular mail or courier to

Attn: Jean Lin, Stock Administrator
DiCon Fiberoptics, Inc.
1689 Regatta Blvd.
Richmond, CA 94804

unless this offer is extended, in which case you will have until the deadline of the expiration of the extended period to tender your shares.

If you have any questions regarding the program you may contact Jean Lin at (510) 620-5352 or email Jean Lin at jlin@diconfiber.com.

As always, we appreciate your interest in DiCon Fiberoptics, Inc.

Sincerely,

Ho-Shang Lee

President and Chief Executive Officer